

16013732

UNITEDSTATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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aKB

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65566

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nicol Investors Corporation aKB

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#1 Executive Park
(No. and Street)

Granite City	Illinois	62040-0907
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anna E Saban 314-997-1760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C.
(Name – *if individual, state last, first, middle name*)

6 City Place Dr. Suite 900	St. Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 29 2016
Washington DC
413

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anne E Saban, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nicol Investors Corporation, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CPA TINP

Signature

Chief Financial Officer

Title

Notary Public


OFFICIAL SEAL
KEVIN G. NICOL
Notary Public - State of Illinois
My Commission Expires 9/27/2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


NICOL
FINANCIAL SERVICES

February 26, 2016

SEC
100 F Street NE
Main Stop 8031
Washington D.C. 20549

RE: Annual Financial Audit
Nicol Investors Corporation CRD# 123111

Dear Sirs:

Please find enclosed the 2015 Financial Statement for Nicol Investors Corporaiton (CRD# 123111). Thank you for your prompt attention. If you should have any questions or concerns, please contact the number below.

Sincerely,

Kathleen D. Parks
Compliance/Operations

enc.

#1 Executive Park, P. O. Box 907, Granite City, IL 62040-0907
(618)931-3267 or (314)355-TERM; Toll Free: (888) GO NICOL; Fax: (618)797-3239
www.nicolfinancial.com

NICOL INVESTORS CORPORATION

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM AND
ACCOMPANYING INFORMATION

DECEMBER 31, 2015

TABLE OF CONTENTS

Page

BROWN SMITH WALLACE 6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BSWLLC.COM



A MEASURABLE DIFFERENCE

REPORT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM

Board of Directors
Nicol Investors Corporation
Granite City, Illinois

We have audited the accompanying financial statements of Nicol Investors Corporation (an Illinois corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Nicol Investors Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Nicol Investors Corporation as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules included at pages 10 - 12 have been subjected to audit procedures performed in conjunction with the audit of Nicol Investors Corporation's financial statements. The supplemental information is the responsibility of Nicol Investors Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 26, 2016

NICOL INVESTORS CORPORATION

Statement of Financial Condition

December 31, 2015

ASSETS		
Cash and cash equivalents	$	**73,855**
Commissions receivable		**71,390**
Deposits with clearing organization		**26,000**
Property and equipment, net of accumulated depreciation of $21,405		**7,851**
Prepaid expenses and other assets		**6,769**
TOTAL ASSETS	**$**	**185,865**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Commissions payable	$	**58,614**
Accrued expenses		**13,739**
Dues collected in advance		**18,492**
Total Liabilities		**90,845**
Stockholder's Equity		
Common stock: $0.25 par value; authorized 400,000 shares; 160,952 shares issued and outstanding		**40,238**
Additional paid-in capital		**188,162**
Accumulated deficit		**(133,380)**
Total Stockholder's Equity		**95,020**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**185,865**

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION

Statement of Operations

Year ended December 31, 2015

Revenues:	
Commissions and trail revenue	$ 1,339,535
Other income	22,639
Total Revenues	1,362,174
Expenses:	
Commissions	1,114,332
Salaries and wages	102,335
Occupancy rental	20,400
Depreciation	2,545
Insurance	4,631
License and fees	3,927
Professional fees	44,997
Travel and entertainment	693
Office expense	34,536
Training and meetings	5,157
Brokerage and FINRA fees	34,842
Website and email expense	15,142
Total Expenses	1,383,537
NET LOSS	$ (21,363)

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION

Statement of Changes in Stockholder's Equity

Year ended December 31, 2015

	Common Stock		Additional Paid-In	Accumulated	Total Stockholder's
	Share	Amount	Capital	Deficit.	Equity
Balance at December 31, 2014	160,952	$ 40,238	$ 188,162	$ (112,017)	$116,383
Net Loss	-	-	-	(21,363)	(21,363)
Balance at December 31, 2015	**160,952**	**$ 40,238**	**$ 188,162**	**$ (133,380)**	**$ 95,020**

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION

Statement of Cash Flows
Year ended December 31, 2015

Cash flows from operating activities:		
Net loss	$	(21,363)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		2,545
(Increase) decrease in operating assets:		
Deposits with clearing organizations		(11,000)
Commissions receivable		(9,191)
Prepaid expenses, and other assets		805
Increase (decrease) in operating liabilities:		
Commissions payable		1,021
Accrued expenses		6,199
Dues collected in advance		2,803
Net cash used in operating activities		(28,181)
Cash flow from investing activities		
Purchase of Equipment		(8,227)
DECREASE IN CASH AND CASH EQUIVALENTS		(36,408)
Cash and cash equivalents, beginning of year		110,263
Cash and cash equivalents, end of year	$	73,855

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Significant Accounting and Reporting Policies

Nature of Operations

Nicol Investors Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an Illinois corporation operated from Granite City, Illinois and operating in various states throughout the United States. The Company is a wholly-owned subsidiary of Nicol Enterprises, Inc. ("the Holding Company").

The Company offers mutual funds and variable annuity contracts on an application-way basis to retail clients. The Company also offers its clients the ability to open general securities accounts through a clearing broker-dealer. The Company's primary focus is to provide financial advice to middle income families.

With respect to this activity, the Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2015 was $2,545.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation/amortization is removed from the accounts; gains or losses resulting therefrom are included in the statement of operations.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Dues Collected in Advance

Dues collected in advance represent monies collected upfront by the Company during the current year from their registered associates for various dues and licensing fees related to 2016. The Company charges a small administrative fee which is recorded as other income when earned.

Securities Transactions and Commissions

Securities transactions and commission revenues and related expenses are recorded on a settlement date basis. At December 31, 2015, management considers all commissions receivable as collectible; therefore, an allowance for uncollectible amounts is not necessary.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable for federal income taxes on taxable income.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes.* In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated all subsequent events through February 26, 2016, the date the financial statements were available to be issued.

Note B - Clearing Broker-Dealer Deposits

The Company is contractually obligated to maintain a deposit account at its clearing broker-dealer, DST MarketServices. As designated by the terms of the agreement, the deposit account shall at all times contain cash, qualified securities, or a combination of both having a market value of at least $25,000. This amount is included in deposits with the clearing organization in the accompanying statement of financial condition. As of December 31, 2015, the amount in this account included an additional $1,000 held as a security deposit by the previous clearing broker until final transactions were processed. This amount was refunded in January of 2016.

Note C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires the maintenance of minimum Net Capital. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1.

At December 31, 2015, the Company had Net Capital of $80,400 which was $74,344 in excess of its required Net Capital of $6,056. The Company's ratio of aggregate indebtedness to Net Capital was 1.13 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully-disclosed basis with DST Market Services (prior to this firm cleared on fully disclosed basis with Sterne Agee).

Note D - Lease Commitments

In 2015, the Company leased office space from a related party (majority stockholder in the Holding Company). The lease was renewed in 2016, with a term of 12 months, beginning January 1, 2016 and scheduled to expire December 31, 2016. The Company expensed $20,400 related to this lease during 2015. For 2016, the future minimum annual lease payments required under the lease total $20,400.

Note E - Related Parties

The Company had the following related party transactions during 2015. Related parties include stockholders who own greater than 5% of the Holding Company's common stock:

Commissions expense	$ 556,692
Occupancy and equipment rental expense	20,400
Salaries and professional fees	11,450
Administrative expenses	6,500

Commissions payable to related parties at December 31, 2015 is $35,367 and has been included in the accompanying statement of financial condition.

Note F - Financial Instruments with Off-Balance Sheet Risk

The Company's customers' accounts are carried by the carrying broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company carries a deposit with the broker-dealer in the amount of $25,000 (see Note B).

Note G - Employee Benefit Plan

The Company established a 401(k) profit-sharing plan for the benefit of its employees. Employees may begin elective deferrals immediately and are eligible for matching contributions upon employment. The Company's matching contribution is 1% on the first 6% of employee contributions. Company matching contributions totaled $911 for the year ended December 31, 2015.

Note H - SIPC Annual Assessment

The Company is a member of the Securities and Investor Protection Corporation and has remitted all required assessments.

Supplemental Schedules

NICOL INVESTORS CORPORATION

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2015
(See Independent Auditor's Report)

COMPUTATION OF NET CAPITAL		
Total stockholder's equity (from Statement of Financial Condition)	$	95,020
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses, property and equipment, and other assets		14,620
Total net capital	$	80,400
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Commissions payable	$	58,614
Accrued expenses		13,739
Dues collected in advance		18,492
Total aggregate indebtedness	$	90,845
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum dollar net capital required	$	5,000
Minimum net capital required - percentage of aggregate indebtedness	$	6,056
Excess net capital	$	74,344
Excess net capital at 1000%	$	71,315
Ratio of aggregate indebtedness to net capital		1.13 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Nicol Investors Corporation and included in the Company's unaudited Part IIA FOCUS report filing as of December 31, 2014 (as amended).

NICOL INVESTORS CORPORATION

Computation for Determination of Reserve Requirements For Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities and Exchange Act of 1934

December 31, 2015
(See Independent Auditor's Report)

The Company operates on a "fully-disclosed basis" under an agreement with a nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(ii) and therefore no "Computation for Determination of Reserve Requirements" under that rule has been provided.

NICOL INVESTORS CORPORATION

Information for Possession or Control Requirements For Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities and Exchange Act of 1934

December 31, 2015
(See Independent Auditor's Report)

The Company operates on a "fully-disclosed basis" under an agreement with a nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(ii) and therefore no "Information for Possession or Control Requirements" under that rule has been provided.

NICOL INVESTORS CORPORATION

INDEPENDENT ACCOUNTANT'S REVIEW REPORT ON MANAGEMENT'S ASSERTION PURSUANT TO EXEMPTION FROM 17 C.F.R. §240.15C3-3 (K)

DECEMBER 31, 2015



6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BSWLLC.COM

A MEASURABLE DIFFERENCE™

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Nicol Investors Corporation
Granite City, Illinois

We have reviewed management's statements, included in the accompanying Management Statement Regarding Exemption from SEC Rule 15c3-3, in which (1) Nicol Investors Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Nicol Investors Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Nicol Investors Corporation stated that Nicol Investors Corporation met the identified exemption provisions for the December 31, 2015, without exception. Nicol Investors Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nicol Investors Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 26, 2016


NICOL
FINANCIAL SERVICES

Management Statement Regarding Exemption from SEC Rule 15c3-3

Nicol Investors Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4)

This report is for the period January 1, 2015 to December 31, 2015

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240 15c3-3under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) of the Rule because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the identified period without exception.

Nicol Investors Corporation

I, Dr. Anna Saban, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________ Dated: 2/26/16

Dr. Anna Saban
FinOP

#1 Executive Park, P. O. Box 907, Granite City, IL 62040-0907
(618)931-3267 or (314)355-TERM; Toll Free: (888) GO NICOL; Fax: (618)797-3239
www.nicolfinancial.com

Nicol Investors Corporation

Independent Accountant's Report
On Applying Agreed-Upon Procedures

December 31, 2015


6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BSWLLC.COM

A MEASURABLE DIFFERENCE

Independent Accountant's Agreed-Upon Procedure Report on Schedule of Assessment and Payments (Form SIPC-7)

Board of Directors of
Nicol Investors Corporation
Granite City, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Nicol Investors Corporation, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Nicol Investors Corporation's compliance with the applicable instructions of Form SIPC-7.

Nicol Investors Corporation's management is responsible for Nicol Investors Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from the copy of the checks paid and bank statements, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS report) for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers such as the quarterly FOCUS reports, general ledger detail, and the Sterne Agee & Leach, Inc. and DST Market Services, LLC (Sterne and DST) settlement statements, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers such as the quarterly FOCUS reports, general ledger detail, and the Sterne and DST settlement statements supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 26, 2016

SIPC-7
33-REV 7/10

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
33-REV 7/10

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2592*******************MIXED AADC 220
065560 FINRA DEC
NICOL INVESTORS CORPORATION
1 EXECUTIVE PARK
GRANITE CITY IL 62040-2660

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) — 63.74 ~~56.25~~

B. Less payment made with SIPC-6 filed (exclude interest) — (14.16)

Date Paid

C. Less prior overpayment applied — (66.72)

D. Assessment balance due or (overpayment) — ⟨17.14⟩ ~~⟨24.63⟩~~

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum — 0

F. Total assessment balance and interest due (or overpayment carried forward) — ⟨17.14⟩ $ ~~⟨24.63⟩~~

G. PAID WITH THIS FORM
Check enclosed, payable to SIPC
Total (must be same as F above) — $ -0-

H. Overpayment carried forward — $(~~⟨24.63⟩~~ → 17.44)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

AMENDED AND UPDATED PER AUDIT RESULTS

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NICOL INVESTORS CORPORATION
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO, FINOP, CPA
(Title)

Dated the ~~21~~ 26 day of ~~January~~ February 2016

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12 Part IIA Line 9, Code 4030) — 1,362,175 $ ~~1,359,183~~

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 1,336,681 ~~1,303,766~~

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — -0- ~~32,916~~

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 1,336,681 ~~1,336,682~~

2d. SIPC Net Operating Revenues — 25,494 $ ~~22,501~~

2e. General Assessment @ .0025 — 63.74 $ ~~56.25~~

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